EXHIBIT 21.1
SUBSIDIARIES OF DELTA AIR LINES, INC.
as of December 31, 2024

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION OR ORGANIZATION
Aero Assurance Ltd.	Vermont
DAL Global Technology Hub LLP	India
Delta Flight Products, LLC	Delaware
Delta Material Services, LLC	Delaware
Delta Professional Services, LLC	Delaware
Delta Vacations, LLC	Minnesota
Endeavor Air, Inc.	Georgia
Epsilon Trading, LLC	Delaware
MIPC, LLC	Delaware
Monroe Energy, LLC	Delaware
New Sky, Ltd.	Bermuda
SkyMiles Holdings Ltd.	Cayman Islands
SkyMiles IP Finance Ltd.	Cayman Islands
SkyMiles IP Holdings Ltd.	Cayman Islands
SkyMiles IP Ltd.	Cayman Islands

Certain subsidiaries were omitted pursuant to Item 601(b)(21)(ii) of Regulation S-K.